EXHIBIT 1


RMC Group p.l.c. and CEMEX, S.A. de C.V.

17 November 2004



         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                          AUSTRALIA, CANADA OR JAPAN


                               RMC GROUP p.l.c.

         RECOMMENDED ACQUISITION BY CEMEX UK LIMITED, A SUBSIDIARY OF
                              CEMEX, S.A. de C.V.




                       RECEIPT OF SHAREHOLDER APPROVALS


RMC and CEMEX announced today that at a Court Meeting and an Extraordinary General Meeting of RMC Shareholders held earlier today in connection with the recommended Acquisition by CEMEX of RMC all the resolutions proposed received overwhelming support from shareholders.

At the Court Meeting a majority in number of RMC Shareholders who voted (either in person or by proxy), representing 99.98% by value, voted in favor of the resolution to approve the Scheme. The resolution was accordingly passed.

At the Extraordinary General Meeting the resolution proposed to approve the Scheme and provide for its implementation was also passed by the requisite majority.

The final results were as follows:

Court Meeting:  113,711,936 voted in favor, and 24,912 voted against.

Extraordinary General Meeting: 114,937,886 voted in favor, and 94,640 voted against.

CEMEX UK acquired 50,000,000 RMC Shares, representing approximately 18.8% of the issued share capital of RMC, on 27 September 2004 as announced on that day. The voting rights conferred by these RMC Shares were not exercised at the Meetings.

Regulatory reviews by the E.U. and U.S. anti-trust authorities are underway. RMC and CEMEX expect to receive regulatory clearances in due course and it is expected that the Scheme will become effective on 12 January 2005. If this position changes, a further announcement will be made.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 October 2004.

In light of the Acquisition, RMC will now no longer be releasing a Trading Review on 16 December 2004, as had previously been planned prior to the announcement of the Acquisition.

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ENQUIRIES:

RMC                                                  Tel: +44 (0) 1932 568 833
Gary Rawlinson (Investor Relations)
Tim Stokes (Media Relations)

CAZENOVE                                             JPMORGAN
(Financial Adviser and Corporate Broker to RMC)      (Financial Adviser to RMC)
Tel: +44 (0) 20 7588 2828                            Tel: +44 (0) 20 7742 4000
Nick Wiles                                           Robert McGuire
Piers Coombs                                         Henry Lloyd
Roger Clarke                                         Eamon Brabazon
                                                     Tel: +44 (0) 20 7601 0101
HOARE GOVETT
(Corporate Broker to RMC)
Peter Meinertzhagen
Chris Zeal

CITIGATE DEWE ROGERSON                               Tel: +44 (0) 20 7638 9571
(PR Adviser to RMC)
Jonathan Clare
Michael Berkeley

CEMEX
Javier Trevino (Media Relations)                     Tel: +44 (0) 20 7379 5151
Maher Al-Haffar (Investor Relations)                 Tel: +1 212 317 6006

CITIGROUP                                            GOLDMAN SACHS INTERNATIONAL
(Financial Adviser and Corporate Broker              (Financial Adviser and
to CEMEX and CEMEX UK)                               Corporate Broker to CEMEX
Tel: +44 (0) 20 7986 4000                            and CEMEX UK)
Philip Robert-Tissot                                 Tel: +44 (0) 20 7774 1000
Cyrus Shabi                                          Simon Dingemans
Jan Skarbek                                          Basil Geoghegan

THE MAITLAND CONSULTANCY                             Tel: +44 (0) 20 7379 5151
(PR Adviser to CEMEX and CEMEX UK)
Angus Maitland
Philip Gawith

The directors of RMC accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of CEMEX UK and the directors of CEMEX accept responsibility for the information contained in this announcement relating to CEMEX UK and CEMEX. To the best of the knowledge and belief of the directors of CEMEX UK and the directors of CEMEX (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cazenove, which is regulated by the Financial Services Authority, is acting as financial adviser and corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Acquisition, or the contents of this announcement.

JPMorgan, which is regulated by the Financial Services Authority, is acting as financial adviser to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Acquisition, or the contents of this announcement.

Hoare Govett, which is regulated by the Financial Services Authority, is acting as corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Hoare Govett or for providing advice in relation to the Acquisition, or the contents of this announcement.

Citigroup and Goldman Sachs International, which are regulated by the Financial Services Authority, are acting as financial advisers and corporate brokers to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to their respective customers or for providing advice in relation to the Acquisition, or the contents of this announcement.